ITEM 7
BlackRock Advisors, LLC
BlackRock Asset Management Canada Limited
BlackRock Asset Management Ireland Limited
BlackRock Asset Management Schweiz AG
BlackRock Financial Management, Inc.
BlackRock Fund Advisors
BlackRock Fund Managers Ltd
BlackRock Institutional Trust Company, National Association
BlackRock Investment Management, LLC




*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.